[ING LETTERHEAD]

December 22, 2006

EDGAR

United States Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F. Street, N.E.
Washington, D.C. 20549

Re:	ReliaStar Life Insurance Company of New York
File No.: 333-86352
FORM RW

Dear Commissioners:

On April 16, 2002, we filed an initial registration statement on form S-1 (Accession No. 0000837276-02-000098). The registration statement never became effective and we sold no securities in connection with the offering. Also, we no longer contemplate offering the securities this registration statement concerns. We therefore respectfully request withdrawal of the registration statement pursuant to Rule 477 under the Securities Act of 1933.

Please call me, at (610) 425-3404, with your questions or comments.

Sincerely,

/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum
Counsel